SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

  NET recently . Fone launched “Net com”, a product that combines telephone services, internet quick access and improvements in sound and image quality compared with broadcast channel;

  New description of additional independent outlets on invoices;

  The Pay TV client base closed the quarter with 2.6 million of subscribers, growing by 15% in relation to 1Q07

  Digital Video client base reached 655,000 clients, for growth of 128% versus 1Q07 and representing penetration of 26% of the total Pay TV base;

  Broadband client base reached 1.6 million of subscribers, growing by 61% over 1Q07;

  NET Fone via Embratel client base totaled 718,000 subscribers at the close of 1Q08, growing 179% in relation to the 1Q07 and representing penetration of 45% of the total broadband base.

  Revenue Generating Units (“RGU”) increased 47% compared to 1Q07;

  Pay TV entrance increased 2 p.p., compared to 1Q07;

  Broadband entrance increased 1 p.p. compared to 1Q07.

  The net additions increase is the result of the strategy to seek alternatives for continued growth despite the more competitive market environment.

(1) Against 1Q07
* Includes Vivax subscribers

  NET maintains its Pay TV market share leadership in the main cities of Brazil.

Source: PTS No. 133, and 121 of 2007 and 2008 March, data base of December

  The increase in the subscriber base clearly demonstrate that the investments made in developing new sales channels and launching new products, that improve our competitive positioning, are producing the expected results.

(1) Against 1Q07
* Includes Vivax subscribers

Source: Companie’ Earnings Release

  The growth on NET Combo client base has contributed positively, since researches show smaller disconnection rates if the subscriber has access to diversified products from the same supplier.

Source: www.teleco.com.br; December 2006 and December 2007

*Home Penetration
** 2007 data Adjusted according to the actually results
Source: Yankee Group

  NET Fone via Embratel has become an important option for customers.

  Most part of our investments are designated to increase the subscriber acquisition.

  In 1Q08, the average trading volume was R$ 47.8 million at Bovespa and US$ 10.5 million at Nasdaq.

  High correlation with USA cable Companies’ stocks performance

NET best Corporate Governance practices are reconized by shareholders and the market

  NET has joined Bovespa´s Special Corporate Governance Level 2, with 100% of Tag-Along rights for all shareholders;

  Effective Fiscal Council with 3 members;

  Board of Directors with 20% of independent members;

  404 – SOX Certification;

  Exemplary Disclosure™ Certification;

  Public meetings respecting the 15 days quiet period, before earnings release.

Data base: 2008, March 31

  Maintenance of the growth strategy;

  Net Combo is recognized by the market;

  Broadband market still favorable;

  The launch of NetFone.com increased business segments;

  Service quality is crucial;

  Adequate capital structure to support growth;

  Commitment with the financial market, focusing in Corporate Governance.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of the Company. These are merely projections and, as such, are based exclusively on the expectations of the Company’s management concerning the future of the business and its continued access to capital to fund its business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and t he industry, among other factors and risks disclosed in the Company’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations Phone. (+55 11) 2111-2785 ri@netservicos.com.br http://www.ir.netservicos.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.